United States securities and exchange commission logo





                             May 29, 2020

       John P. Love
       Chief Executive Officer
       United States Oil Fund, LP
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States Oil
Fund, LP
                                                            Amendment No. 5 to
Registration Statement on Form S-3
                                                            Filed May 26, 2020
                                                            File No. 333-237750

       Dear Mr. Love:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

       Amendment No. 5 to Registration Statement on Form S-3

       Prospectus Summary
       Recent Developments Impacting the Ability of USO to Achieve Its Investment Objective and
       Strategy, page 3

   1. We note your response to comment 6 and disclosure that the limitations being imposed by the exchanges and your
FCM will "significantly limit" your ability to invest the proceeds of the purchases of
Creation Baskets in Oil Futures Contracts. Please revise your disclosure on page 3
and throughout to clarify that, while the current limits are in place, you will be unable to
invest the proceeds from the sale of Creation Baskets in new
                                                        Benchmark Oil Futures
Contracts and other Oil Futures Contracts, and in order to so invest any proceeds you
will need to negotiate a new arrangement with your current FCM
 John P. Love
United States Oil Fund, LP
May 29, 2020
Page 2
         or find one or more new FCMs.
Risk Factors Involved with An Investment in USO
Investment Risks, page 11

2. We note your disclosure that the market price at which investors buy or sell shares may be significantly less or more than NAV. Please include a new risk factor that addresses the specific risks to investors who purchase shares at a premium to NAV per share given that premiums can be transitory and purchasing at a premium could have a material impact on an investor's ability to achieve a return on their investment.
Other Risks
USO and USCF may have other conflicts of interest, page 24

3. We note that, due to your current investment strategy, you are currently holding and may continue to invest in the same type of oil futures contracts that other USCF funds currently hold and purchase pursuant to their investment strategy. For example, it appears there is overlap between the investments currently held by USO and the United States 12 Month
         Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether USO's current investment strategy creates additional actual or potential conflicts of interest with USCF's other oil funds, describing the conflicts and the material risks they represent to investors.
Exhibits

4. Please obtain a currently dated consent from your auditor and file it as an exhibit with your next amendment.
General

5. As appropriate, please revise throughout to update your disclosure to the most recent practicable date. For example, on page 56, you include your beneficial ownership disclosure as of March 31, 2020, and on page 75, you identify your Authorized
         Participants as of March 31, 2020.
        Please contact Sonia Bednarowski at (202) 551-3666 or Justin Dobbie, Legal Branch
Chief, at (202) 551-3469 with any questions.



FirstName LastNameJohn P. Love                                 Sincerely,
Comapany NameUnited States Oil Fund, LP
                                                               Division of
Corporation Finance
May 29, 2020 Page 2                                            Office of
Finance
FirstName LastName